SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Donald A. Miller, CFA

Chief Executive Officer

Wells Real Estate Investment Trust, Inc.

6200 The Corners Parkway, Suite 500

Norcross, Georgia 30092

(770) 325-3700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and communications on Behalf of the Person Filing Statement)

Copies to:

Donald Kennicott, Esq.

Howard S. Hirsch, Esq.

Holland & Knight LLP

1201 West Peachtree Street, N.E.

One Atlantic Center, Suite 2000

Atlanta, Georgia 30309-3400

(404) 817-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 2 and 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Wells Real Estate Investment Trust, Inc. (the “Company”) on June 8, 2007 and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 2. Identity and Background of Filing Person

Item 2 is hereby amended and supplemented as follows:

On June 12, 2007, the Lex-Win Acquisition, LLC and the other Offerors filed Amendment No. 3 to their Schedule TO announcing that they had revised the Offer (the “Revised Offer”). As part of the Revised Offer, VII Wells Holdings, L.L.C., Starwood Global Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood Opportunity Fund VII-B, L.P., Starwood U.S. Opportunity Fund VII-D, L.P., and Starwood U.S. Opportunity Fund VII-D-2, L.P. were added as Offerors. Under the terms of the Revised Offer, the Offerors have increased the offer price to $9.30 per share and have increased the number of outstanding shares of Common Stock the Offerors are seeking to acquire to 45,000,000. The Schedule TO states that the increased offer price will not be reduced by any dividends declared or paid by the Company from time to time after the date hereof (including the recently declared $0.1467 per share dividend) other than special dividends attributable to proceeds from capital transactions (sales, financings, casualties or condemnations). The Revised Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Offerors with the SEC on May 25, 2007 (the “Tender Offer Statement”) as supplemented by Supplement No. 1 to the Tender Offer Statement dated June 12, 2007 (together with the Tender Offer Statement and all exhibits thereto, the “Schedule TO”).

According to the Offerors’ Schedule TO, the principal executive offices of each of VII Wells Holdings, L.L.C., Starwood Global Opportunity Fund VII-A, L.P., Starwood Global Opportunity Fund VII-B, L.P., Starwood Opportunity Fund VII-B, L.P., Starwood U.S. Opportunity Fund VII-D, L.P., and Starwood U.S. Opportunity Fund VII-D-2, L.P. is 591 West Putnam Avenue, Greenwich, CT 06830, and their telephone number is (203) 422-7700.

Item 4. The Solicitation or Recommendation

Item 4(a) is hereby amended and supplemented as follows:

The Board of Directors, at a telephonic meeting held on June 18, 2007, thoroughly evaluated and assessed the terms of the Revised Offer together with outside advisors. At such meeting the Board of Directors unanimously determined that the Revised Offer was not in the best interests of the stockholders of the Company and concluded to recommend that the Company’s stockholders reject the Revised Offer and not tender their Shares to the Offerors pursuant to the Revised Offer.

Accordingly, the Board of Directors hereby unanimously recommends that the Company’s stockholders reject the Revised Offer and not tender Shares for purchase pursuant to the Revised Offer.

Item 4(c) is hereby amended and supplemented as follows:

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, as well as the Company’s outside advisors; (2) reviewed the terms and conditions of the Revised Offer; (3) reviewed other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of properties, and future prospects.

The reasons for the Board’s recommendation include, without limitation:

•

The Board has significant knowledge of the strength of the Company’s assets and believes that real estate valuations for Class A office properties have generally improved since the $8.93 net asset valuation determination made on January 3, 2007.

2

•	The Board believes that the Company’s current business plan in effect for the future of the Company may be more beneficial to stockholders.

•

The Board believes that the Revised Offer is less than the potential long-term value of the Company’s shares on a going forward basis. The Offerors also must believe in the long-term value of the Company’s common stock given their initial Offer and the Revised Offer which increased both the offer price and the number of shares being sought for purchase by the Offerors. Therefore, the Board believes that the Revised Offer represents an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Revised Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

•

The offer is subject to certain conditions, many of which provide the Offerors with the sole discretion to determine whether the conditions have been met, resulting in substantial uncertainty as to whether the Revised Offer will be completed.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Revised Offer is not in the best interests of the Company’s stockholders.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc. dated June 8, 2007 (2)

(a)(2)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc. dated June 18, 2007•

(e)(1)	Excerpts from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on March 27, 2007 (1)

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on February 26, 2007 (1)

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 9, 2007 (1)

(e)(4)	Excerpts from Current Reports on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on April 20, 2007 and May 14, 2007 (1)

(e)(5)	Excerpt from Current Report on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 21, 2007 (2)

(e)(6)	Standstill and Confidentiality Agreement, dated March 16, 2007, by and between the Wells Real Estate Investment Trust, Inc. and Lexington Realty Trust (2)

•	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
(1)	Previously incorporated by reference as described in Wells Real Estate Investment Trust, Inc’s Schedule 14D-9 filed with the SEC on June 8, 2007.
(2)	Previously filed as an exhibit to Wells Real Estate Investment Trust, Inc.’s Schedule 14D-9 filed with the SEC on June 8, 2007.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Donald A. Miller, CFA
Donald A. Miller, CFA
Chief Executive Officer

Date: June 18, 2007

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INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc. dated June 8, 2007 (2)

(a)(2)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc. dated June 18, 2007•

(e)(1)	Excerpts from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on March 27, 2007 (1)

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on February 26, 2007 (1)

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 9, 2007 (1)

(e)(4)	Excerpts from Current Reports on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on April 20, 2007 and May 14, 2007 (1)

(e)(5)	Excerpt from Current Report on Form 8-K filed by Wells Real Estate Investment Trust, Inc. with the SEC on May 21, 2007 (2)

(e)(6)	Standstill and Confidentiality Agreement, dated March 16, 2007, by and between the Wells Real Estate Investment Trust, Inc. and Lexington Realty Trust (2)

•	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
(1)	Previously incorporated by reference as described in Wells Real Estate Investment Trust, Inc’s Schedule 14D-9 filed with the SEC on June 8, 2007.
(2)	Previously filed as an exhibit to Wells Real Estate Investment Trust, Inc.’s Schedule 14D-9 filed with the SEC on June 8, 2007.

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